EXHIBIT 11

              COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE
                    INCSTAR CORPORATION AND SUBSIDIARIES

                                 Quarter Ended            Nine Months Ended
                            Sept. 29,     Sept. 30,    Sept. 29,     Sept. 30,
                              1995          1994         1995          1994
 PRIMARY EARNINGS PER
 COMMON SHARE:
 Average shares          16,363,059    16,322,521    16,362,868      16,322,228
  outstanding
 Dilutive stock options
  and warrants - based on   206,984        10,416       102,938          35,861
  the treasury stock method
                         16,570,043    16,332,937    16,465,806      16,358,089

Net income (loss)      $  1,092,000  $    487,000  $ 2,718,000  $  (1,852,000)

Net income (loss) per  $       0.07  $       0.03  $      0.17  $       (0.11)
 share
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